WASHINGTON PRIME GROUP INC.
7315 Wisconsin Avenue,
Bethesda, Maryland 20814

May 7, 2014

VIA EDGAR

Mr. Tom Kluck and Mr. Jerard Gibson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Washington Prime Group Inc.
Registration Statement on Form 10
File No. 001-36252

Dear Messrs. Kluck and Gibson:

Reference is made to the Registration Statement on Form 10 (File No. 001-36252) (as amended to date, the “Registration Statement”), filed by Washington Prime Group Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).  We understand that the New York Stock Exchange (the “NYSE”) has certified to the Commission that the common shares of the Company (the “Shares”) have been approved for listing and registration.

Simon Property Group, Inc. (“Simon”) has set May 16, 2014 as the record date for the distribution of the Shares, which is scheduled to occur on May 28, 2014.  Simon and the Company would like for the Shares to commence trading on the NYSE on a “when issued” basis as soon as practicable and potentially as early as May 14, 2014, which is two trading days prior to the record date.  Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on May 8, 2014, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

The Company hereby acknowledges that:

•                                should the Commission or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact Karessa Cain of Wachtell, Lipton, Rosen & Katz at (212) 403-1128.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Cain and that such effectiveness also be confirmed in writing.

Sincerely,

WASHINGTON PRIME GROUP INC.

By:	/s/ Richard S. Sokolov
Name:	Richard S. Sokolov
Title:	Chairman of the Board